FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 1, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 1, 2003                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

31 March 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 890,000 of its ordinary shares on 31 March 2003 at a price of 1115.42p per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


31 March 2003   Abacus (GSK) Trustees Limited, as trustee of the
                GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 1,648
                Ordinary Shares in the Company at a price of(pound)11.1555 per Ordinary Share on behalf of a participant of the Glaxo Wellcome
                1999 Long Term Incentive Plan.

                Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 1,528 Ordinary Shares in the Company at a price of (pound)11.2035 per Ordinary Share on behalf of a participant of the Glaxo Wellcome 1999 Long Term Incentive Plan.

                Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 11,300 Ordinary Shares in the Company on behalf of participants of the Glaxo Wellcome 1999 Long Term Incentive Plan.

The Company was advised of these transactions on 1 April 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

1 April 2003

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned directors:


Sir Christopher Hogg acquired a beneficial interest in 31 Ordinary Shares purchased under a Personal Equity Plan on 31 March 2003 at (pound)11.18.

Mr J D Coombe acquired a beneficial interest in 10 Ordinary Shares purchased under a Personal Equity Plan on 31 March 2003 at (pound)11.18.

Mrs G A Coombe (wife of Mr J D Coombe) acquired a beneficial interest in 7 Ordinary Shares purchased under a Personal Equity Plan on 31 March 2003 at (pound)11.18.

Sir Peter Job acquired a beneficial interest in 1 Ordinary Shares purchased under a Personal Equity Plan on 31 March 2003 at (pound)11.18.


The Directors and the Company were advised of these transactions on 1 April 2003



S M Bicknell
Company Secretary

1 April 2003

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 31 March 2003, that as a result of movement in the fund on the 28 March 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,529,080 to 18,642,142 at an average price of $36.10.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

1 April 2003